Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Folake Ayoola and M. Hughes Bates

Re: Navient Funding, LLC
     Draft ABS Registration Statement on Form SF-3
     CIK No. 0000949114

Dear Ms. Ayoola and Mr. Bates:

On February 19, 2015 (the "Initial Submission Date"), our client, Navient Funding, LLC (the "Company"), delivered to the staff of the Securities and Exchange Commission (the "Commission") a draft Registration Statement on Form SF-3 (the "Original Registration Statement"), including the draft form of prospectus for use in offering a series of asset-backed notes (the "Prospectus") and certain exhibits (the "Exhibits" and, together with the Prospectus, the "Documents").

On March 31, 2015, we received a letter containing your comments (the "Initial Comments") to the Documents. On May 6, 2015, we submitted, on behalf of the Company, (i) the Company's responses to the Initial Comments, (ii) the revised draft of the Original Registration Statement (the "First Revised Registration Statement") and (iii) the revised Prospectus (the "First Revised Prospectus" and, together with the Revised Registration Statement, the "First Revised Documents").

On June 2, 2015, we received a letter containing further comments (the "Second Comments") to the First Revised Documents. On August 20, 2015, we submitted, on behalf of the Company, (i) the Company's responses to the Second Comments, (ii) the revised draft of the First Registration Statement (the "Second Revised Registration Statement"), (iii) the revised First Revised Prospectus (the "Second Revised Prospectus" and, together with the Revised Registration Statement, the "Second Revised Documents") and (iv) corresponding revisions to the Exhibits.

On September 8, 2015, we received a letter containing further comments (the "Third Comments") to the Second Revised Documents. On September 21, 2015, we submitted, on behalf of the Company, (i) the Company's responses to the Third Comments, (ii) the revised draft of the Second Registration Statement (the "Third Revised Registration Statement") and (iii) the revised Second Revised Prospectus (the "Third Revised Prospectus").

On October 1, 2015, we received oral comments (the "Fourth Comments") to the Third Revised Prospectus. Submitted below, on behalf of the Company, are the Company's responses (the "Responses") to the Fourth Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.

<u>The Review Process, page 119</u>

1. ***<u>Comment:</u>***

   We note on page 119 the date that will be used to calculate whether the requisite amount of noteholders have cast affirmative votes to direct a review will be no earlier than 60 days from the date of the Form 10-D filing in which the commencement of the vote is disclosed. However, we note on page 127 that the date will be "not earlier than [30] days from the date of such Form 10-D filing." Please revise so that the disclosure is consistent.

   <u>Response:</u>

   We will revise the fourth paragraph under "Investor Communications" to state "not earlier than 60 days from the date of such Form 10-D filing."

2. ***<u>Comment:</u>***

   We note your revisions in response to prior comment 4. We also note your sentence at the bottom of page 121 stating that "the procedures are structured specifically for the sole purpose of specifying the actions required to be taken by the asset representations reviewer to determine the review, which is determining compliance with the representation that each such trust student loan was an Eligible Guaranteed Student Loan." The sentence appears to be missing words. Please revise accordingly.

   <u>Response:</u>

   We will revise the ninth paragraph under "Asset Representations Review—The Review Process" to state "[f]urther, the procedures are structured specifically for the sole purpose of delineating the actions required to be taken by the asset representations reviewer to complete its review obligation, which is determining compliance with the representation that each such trust student loan was an Eligible Guaranteed Student Loan as of its related cutoff date."

3.   *Comment:*

We note your response to prior comment 5. Please further revise the disclosure on page 121 to specify, as set forth in your supplemental response, that the depositor will make a breach determination if the indenture trustee fails to do so within 90 days of the filing of the applicable Form 10-D.

Response:

We will revise the seventh paragraph under "Asset Representations Review—The Review Process" to state "[i]f the indenture trustee does not make such determination within 90 days of the filing of the applicable Form 10-D, the depositor will review the asset representation reviewer's report and the relevant evidence and make a determination whether any such non-compliance of any representation constitutes a breach of the applicable agreement."

[Remainder of Page Intentionally Left Blank]

Should you have any further questions or comments please contact me at 212-309-6200 or my partner Steve Levitan at 212-309-6910.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc: Rachel George, Esq.
Christian Ameri, Esq.
Navient Funding, LLC